                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 11-K



(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the fiscal year ended December 31, 2000

         OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from ________ to____________.


Commission file number:  333-


A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                            Cox Communications, Inc.
                        2000 Employee Stock Purchase Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            Cox Communications, Inc.
                              1400 Lake Hearn Drive
                             Atlanta, Georgia 30319


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                                               Page Number in This Report

ITEMS 1 AND 2

FINANCIAL STATEMENTS

Independent Auditors' Report................................................. 5

Statement of Net Assets Available for Benefits
    as of December 31, 2000.................................................. 6

Statement of Changes in Net Assets Available
    for Benefits for the period from March 1, 2000
    (Inception) to December 31, 2000......................................... 7

Notes to Financial Statements................................................ 8

EXHIBIT

Consent of Deloitte & Touche LLP.............................................10




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                                  EXHIBIT INDEX


Exhibit
Number
------

  23         Consent of Deloitte & Touche LLP


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


                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed on behalf of the Plan by the undersigned duly authorized official.


                                         COX COMMUNICATIONS, INC.
                                         2000 EMPLOYEE STOCK PURCHASE PLAN




Date: March 30, 2001                     By:  /s/ Andrew A. Merdek
                                            -----------------------------------
                                              Andrew A. Merdek
                                              Cox Communications, Inc.
                                              Corporate Secretary


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

INDEPENDENT AUDITORS' REPORT



Sponsor and Participants
Cox Communications, Inc.
  2000 Employee Stock Purchase Plan:

We have audited the accompanying statement of net assets available for benefits of the Cox Communications, Inc. 2000 Employee Stock Purchase Plan (the "Plan") as of December 31, 2000 and the related statement of changes in net assets available for benefits for the period from March 1, 2000 (Inception) to December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and the changes in net assets available for benefits for the period from March 1, 2000 (Inception) to December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.




/s/ Deloitte & Touche LLP
--------------------------


Atlanta, Georgia
March 28, 2001


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


COX COMMUNICATIONS, INC.
2000 EMPLOYEE STOCK PURCHASE PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS AS OF
DECEMBER 31, 2000



                                                    2000
                                                -----------

ASSET:

Receivable from Plan Sponsor                    $ 8,531,141


LIABILITY:

Distributions due to Plan participants           (8,531,141)
                                                -----------

    Net assets available for benefits           $        --
                                                ===========

See notes to financial statements.


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


COX COMMUNICATIONS, INC.
2000 EMPLOYEE STOCK PURCHASE PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                                                        PERIOD FROM
                                                       MARCH 1, 2000
                                                       (INCEPTION) TO
                                                      DECEMBER 31 2000
                                                      ----------------
ADDITION TO NET ASSETS ATTRIBUTED TO -
  Employee contributions                                 $ 9,656,925

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
  Withdrawals from Plan                                   (1,125,784)
  Distributions due to active Plan participants           (8,531,141)
                                                         -----------

CHANGE IN NET ASSETS AVAILABLE FOR BENEFITS                       --

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of period                                             --
                                                         -----------

  End of period                                          $        --
                                                         ===========


See notes to financial statements.


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


COX COMMUNICATIONS, INC.
2000 EMPLOYEE STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2000 AND FOR THE PERIOD
MARCH 1, 2000 (INCEPTION) TO DECEMBER 31, 2000


1.       DESCRIPTION OF PLAN

         The Cox Communications, Inc. 2000 Employee Stock Purchase Plan (the "Plan") is a self-funded contributory stock purchase plan, which provides employees the option to purchase stock at a discounted price.

         General - The Plan was adopted by Cox Communications, Inc. (the "Plan Sponsor") on March 1, 2000 to allow eligible employees to purchase Plan Sponsor stock (up to 2,000,000 shares in the aggregate) at a discounted price. Eligible employees are employees regularly scheduled to work at least 20 hours per week. There are four dates on which eligible employees may commence participation under the Plan, including April 1, 2000, October 1, 2000, April 1, 2001 and October 1, 2001. Any eligible employee who is employed on a grant date (January 3, 2000, August 1, 2000, February 1, 2001, and August 1, 2001) is eligible to participate in the Plan as of the entry date that immediately follows such grant date. If an eligible employee elects not to participate on such entry date, he or she will not be permitted to participate in the Plan at any later date. The purchase price per share offered under the Plan with respect to any grant date is the lower of 85% of the fair market value of the share as of such grant date or 90% of the fair market value of the share at the end of the offering period. Shares will be offered to eligible employees for subscription during the period beginning with the applicable grant date and ending on the date 45 days after the grant date (the "Subscription Period"); provided, that the Subscription Period with respect to the initial grant date under the plan shall end 60 days after that grant date. Unless an employee has previously withdrawn from the Plan, shares will be issued on April 1, 2002 based on contributions to date. Employee payroll deductions under the Plan are included with the general funds of the Plan Sponsor and are subject to the creditors of the Plan Sponsor.

         Contributions - Contributions to the Plan are made by the participants based on the amount of participant elections. Participants' contributions are limited to $13,000 during the purchase period from April 1, 2000 to March 31, 2002. Contributions are made primarily through automatic payroll deductions.

         Distributions - Upon written request, participants may withdraw their total contributions or reduce their contributions prospectively. Distributions may be made in either cash or stock, with cash payments for any fractional shares. These two options are also available to an individual whose employment terminates due to death or retirement.

         Administrative Expenses - The Compensation Committee of the Board of Directors of the Plan Sponsor administers the Plan. The expenses of administering the Plan are paid by the Plan Sponsor.


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         Vesting and Termination - At all times, each Plan participant has a fully vested, nonforfeitable right to all cash amounts withheld from his or her paychecks.

         The Plan may be terminated by the Board of Directors of the Plan Sponsor at any time. Upon such termination, shares of common stock will be issued to employees as if the Plan were terminated at April 1, 2002.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         The financial statements are presented on the accrual basis of accounting. The receivable from the Plan Sponsor represents accumulated payroll deductions less amounts disbursed for withdrawals. The liability due to participants represents accumulated payroll deductions to be disbursed to Plan participants for purchase of Plan Sponsor stock.

3.       INCOME TAXES

         The right to purchase shares of common stock under the Plan is intended to constitute an option granted by the Plan Sponsor pursuant to an "employee stock purchase plan" within the meaning of Section 423 of the Internal Revenue Code, and that such shares, for tax purposes, shall be treated in accordance with the provisions thereof.

         An employee is not considered to have income for federal income tax purposes from the granting of a right to purchase shares. Amounts deducted from an employee's compensation do not reduce the amount of his or her income for tax purposes.


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